Exhibit 99.1

TransAlta Shareholders Elect All Directors at Annual and Special Meeting

CALGARY, April 26, 2019 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX:TA) (NYSE:TAC) announced that shareholders elected all of management's director nominees to the TransAlta Board of Directors and approved all other resolutions at the Company's Annual and Special Meeting of Shareholders (the "Meeting") held earlier today. In total, 182,931,519 votes were cast in person or by proxy, representing 64.27% of the eligible common shares – one of the highest participation rates at a TransAlta shareholders' meeting ever.

"Today's result is an important validation of TransAlta's strategy, team and progress," said Ambassador Gordon Giffin, Chair of the Board of TransAlta. "We are well positioned to advance our strategy; a strategy that is informed by shareholders, supported by shareholders and designed to create value for all shareholders."

Ambassador Giffin added, "I would like to formally welcome our new directors to the Board and look forward to their meaningful contributions as we continue to transition to 100% clean power. I would also like to thank our shareholders for their vote of confidence in TransAlta."

As previously disclosed, TransAlta secured a strategic partnership and $750 million financing with Brookfield Renewable Partners which will enable TransAlta to advance its strategy. TransAlta's strategy is focused on converting coal units to gas, investing in renewables and accelerating returns to shareholders.

Meeting Results

The following resolutions were considered by Shareholders:

1.     Election of Directors

The 12 director nominees proposed by management were elected as directors of TransAlta's Board. The vote was conducted by ballot. Detailed results of the vote are set out below:

Nominee	Votes For	Percent	Votes Withheld	Percent
Rona Ambrose	165,878,152	95.41%	7,979,310	4.59%
John Dielwart	170,414,085	98.02%	3,443,377	1.98%
Dawn Farrell	171,019,370	98.37%	2,838,092	1.63%
Robert Flexon	171,178,303	98.46%	2,674,851	1.54%
Alan Fohrer	155,216,169	89.28%	18,641,263	10.72%
Harry Goldgut	154,943,251	89.12%	18,914,211	10.88%
Gordon Giffin	171,078,139	98.40%	2,779,323	1.60%
Richard Legault	171,010,448	98.36%	2,847,014	1.64%
Yakout Mansor	171,083,506	98.40%	2,773,956	1.60%
Georgia Nelson	165,635,298	95.27%	8,222,164	4.73%
Beverlee Park	149,886,624	86.21%	23,970,838	13.79%
Bryan Pinney	171,205,639	98.47%	2,651,823	1.53%

2.     Re-Appointment of Auditors

The re-appointment of Ernst & Young LLP, to serve as the auditors of TransAlta until the close of the next annual meeting of shareholders, was approved by a show of hands. Proxies were received as follows:

Votes For	Percent	Votes Withheld	Percent
180,885,764	98.90%	2,014,869	1.10%

3.     Renewal of Amended and Restated Shareholder Rights Plan

The ordinary resolution ratifying, confirming and approving the continuance, amendment and restatement of the Company's Amended and Restated Shareholder Rights Plan was conducted by ballot and the resolution was approved. The results of the vote are as follows:

Votes For	Percent	Votes Against	Percent
154,631,723	88.94%	19,226,876	11.06%

4.     Advisory Vote on Executive Compensation

In line with TransAlta's ongoing commitment to good corporate governance, each year it provides shareholders with an opportunity to vote on its approach to executive compensation. This year's strong shareholder approval reflects TransAlta's focus on ensuring executive compensation rewards top performance and aligns management's interests with both the Company's business strategy and the interests of shareholders. The advisory vote on the Company's approach to executive compensation was conducted by ballot and the resolution was approved. The results of the vote are as follows:

Votes For	Percent	Votes Against	Percent
149,071,238	85.75%	24,782,140	14.25%

About TransAlta Corporation
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, we are one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at www.transalta.com.

Forward-Looking Statements
This news release may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "propose", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. More particularly, and without limitation, this news release may contain forward-looking statements and information relating to: the nature, timing and impact of existing or potential legal actions or regulatory proceedings, including those initiated by Mangrove; the investment by Brookfield Renewable Partners or its institutional partners ("Brookfield") and expected benefits to the Company and its shareholders; the ability of the investment to enhance the Company's financial position and to execute its strategy; the Company's strategy, plans and priorities; the Company's relationship with Brookfield or its affiliates and other shareholders; the expected timing, costs and benefits of the strategic investment by and partnership with Brookfield or its affiliates; and legislative, regulatory and political uncertainty in the jurisdictions in which we operate. These statements are based on TransAlta's belief and assumptions based on information available at the time the assumptions were made, including assumptions pertaining to: the Company's ability to successfully defend against any existing or potential legal actions or regulatory proceedings, including those initiated by Mangrove; the closing of the Brookfield investment occurring and other risks to the Brookfield investment not materializing; no significant changes to regulatory, securities, credit or market environments; the anticipated Alberta capacity market framework in the future; our ownership of or relationship with TransAlta Renewables Inc. not materially changing; the Alberta hydro assets achieving their anticipated value, cash flows and adjusted EBITDA; the anticipated benefits and financial results generated on the coal-to-gas conversion and the Company's other strategies; the Company's and Mangrove's/Bluescape's strategies and plans; no significant changes in applicable laws; risks associated with the impact of the Brookfield investment on the Company's shareholders, debtholders and credit ratings; assumptions relating to our current strategy and priorities, including as it pertains to our coal-to-gas conversions, developing and growing renewables projects, and maintaining and realizing the value of our hydro assets; and the timing and terms of any substantial or normal course issuer bids. The forward-looking statements are subject to a number of risks and uncertainties that may cause actual performance, events or results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: the failure of the Brookfield investment to close; the outcomes of existing or potential legal actions or regulatory proceedings not being as anticipated, including those pertaining to Brookfield investment; changes in our relationship with Brookfield; changes in our relationship with other shareholders; our Alberta hydro assets not achieving their anticipated value, cash flows or adjusted EBITDA; the Brookfield investment not resulting in the expected benefits for the Company and its shareholders; the inability to complete share buy-backs within the timeline or on the terms anticipated or at all; changes in current or anticipated legislative, regulatory and political environments; and other risks and uncertainties contained in the Company's Management Proxy Circular dated March 26, 2019 and its Annual Information Form and Management's Discussion and Analysis for the year ended December 31, 2018, filed under the Company's profile with the Canadian securities regulators on www.sedar.com and the U.S. Securities and Exchange Commission on www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements or forward-looking information, which reflect TransAlta's expectations only as of the date of this news release. In light of these risks, uncertainties and assumptions, the forward-looking statements might occur to a different extent or at a different time than we have described, or might not occur at all. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/April2019/26/c5722.html

%CIK: 0001144800

For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 17:14e 26-APR-19